Exhibit 99.5

September 24, 2025

VIA SEDAR+

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission, New Brunswick Nova Scotia Securities Commission

Financial and Consumer Services Division, Department of Justice and Public Safety, Prince Edward Island Superintendent of Securities, Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Intermap Technologies Corporation (the “Corporation”)

We refer to the prospectus supplement dated September 24, 2025 (the “Prospectus Supplement”) to the short form base shelf prospectus dated September 15, 2025 of the Corporation, which Prospectus Supplement relates to the distribution of common shares in the capital of the Corporation having an aggregate offering price of C$25,002,000.

We hereby consent to the references to our firm’s name on the cover page of the Prospectus Supplement and under the heading “Interests of Experts” and to the reference to our opinion under the heading “Eligibility for Investment” in the Prospectus Supplement.

We confirm that we have read the Prospectus Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement that are derived from our opinion referred to therein or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

BENNETT JONES LLP

(signed) “Bennett Jones LLP”